File No. 70-9799


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           --------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                            -------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                             WHEELING POWER COMPANY
                 51 - 16th Street, Wheeling, West Virginia 26003
                 -----------------------------------------------
                   (Name of company filing this statement and
                     address of principal executive office)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                        A. A. Pena, Senior Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215


                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)


      Wheeling Power Company ("Wheeling"), a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), hereby amends its Application or Declaration on Form U-1 in File No. 70-9799 by restating Item 1 through Item 5 as follows:

      ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION.

      Wheeling Power Company ("Wheeling"), a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), requests authorization herein to issue and sell from time to time through June 30, 2005 ("Authorization Period") unsecured promissory notes (the "Notes") in the aggregate principal amount of $20,000,000, to one or more commercial banks, financial institutions or other institutional investors or lenders pursuant to one or more agreements (the "Proposed Agreements") with terms similar to those contained in the forms of a Term Loan Agreement and a Note Purchase Agreement attached hereto as Exhibits B-1 and B-2, respectively, with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender at the time of the issuance of the Notes.
      On November 1, 2000 a term loan in the principal amount of $11,000,000 came due and payable by Wheeling. On January 22, 2001 a term loan in the principal amount of $10,000,000 will be due and payable by Wheeling.
      The Proposed Agreements and the Notes thereunder would be for a term of not less than nine months nor more than ten years from the date of borrowing.
      The Proposed Agreements would provide that the Notes bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to further negotiation between Wheeling and the lender. Any fixed rate of interest of the Notes will not be greater than 500 basis points above the yield at the time of issuance of the Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Notes. Any fluctuating rate will not be greater than 500 basis points above the rate of interest announced publicly by a major bank from time to time as its base or prime rate.
      In the event a bank or financial institution arranges for a borrowing from a third party, such institution may charge Wheeling a placement fee, not to exceed 1% of the principal amount of such borrowing. No fees or compensating balances will be paid to or maintained with the lender unless the bank or financial institution arranges financing with a third party.
      The Proposed Agreements may specify that, in the event a Note bearing interest at a fixed rate is paid prior to maturity in whole or in part and the fixed rate at that time exceeds the yields to maturity of certain United States Treasury securities maturing on or close to the Note, Wheeling shall pay to the lender an amount based upon the present value of such prepaid amounts discounted at such treasury yield.
      The Proposed Agreements may contain restrictive covenants which would prohibit Wheeling from, among other things, (i) creating, incurring, assuming or suffering to exist any liens on its property, with certain stated exceptions;
(ii) creating or incurring any indebtedness for borrowed money, other than as specified therein; (iii) failing to maintain a specified level of capitalization; (iv) entering into certain mergers, consolidations and dispositions of assets; and (v) permitting certain events to occur in connection with its pension plans.
      Wheeling has been advised that funds for long-term unsecured note borrowings of the magnitude proposed herein are generally available for not more than 24 hours. Accordingly, Wheeling requests an order of this Commission approving the proposed financings in all respects such that, upon receipt of such order, and thereafter, Wheeling may unconditionally, and without further order of this Commission, enter into a definitive agreement with a lender or lenders, similar to the form of the Proposed Term Loan Agreement with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender subject to the conditions, restrictions and limitations specified herein.
      Proceeds realized from the sale of the Notes will be used to repay long and short-term debt of Wheeling. At June 30, 2000 the outstanding short-term indebtedness of Wheeling was $4,625,000.
      Wheeling requests approval through the Authorization Period to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. Wheeling would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt; (ii) converting fixed rate debt to variable rate debt; and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, Wheeling will not engage in speculative transactions unassociated with its financing needs and activities. Wheeling will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency are greater than or equal to "BBB", or an equivalent rating.
      In addition, Wheeling requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (each a "Forward Sale"); (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on Hedge Instruments (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange
("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Wheeling will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Wheeling may decide to lock in interest rates and/or limit its exposure to interest rate increases.
      Wheeling will comply with Statement of Financial Accounting standards ("SFAS") 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities"), when effective in January 2001 or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB").
                             Compliance with Rule 54
      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of September 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,865,869,000. This investment represents approximately 53.2% of $3,509,500,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27,
1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.
      As of  September  30,  1997,  the most recent  period for which  financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of September 30, 2000, AEP's consolidated capitalization consisted of 36.1% common and preferred equity and 63.9% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.
      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.
      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,509,500,000) represented a decrease of approximately $9,490,000 (or 0.003%) in the average consolidated retained earnings from the previous four quarterly periods ($3,518,990,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.

      ITEM 2.     FEES, COMMISSIONS AND EXPENSES.

      The expenses of Wheeling in connection with the proposed issuance of the Notes, other than placement fees, are estimated not to exceed $2,000, consisting of expenses to be billed at cost by American Electric Power Service Corporation.

      ITEM 3.     APPLICABLE STATUTORY PROVISIONS.

      Wheeling and AEP consider Sections 6(a) and 7 of the 1935 Act to be applicable to the proposed transactions.

      ITEM 4.     REGULATORY APPROVAL.

      No commission other than the Securities and Exchange Commission has jurisdiction over the proposed transactions.

      ITEM 5.     PROCEDURE.

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order granting, and permitting to become effective this Application or Declaration be issued on or before January 1, 2001. Wheeling waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, since it is desired that the Commission's Order, when issued, become effective forthwith. Wheeling consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

                                   SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                             WHEELING POWER COMPANY


                             By_/s/ G. S. Chatas___
                             Assistant Treasurer

Dated:  December 28, 2000